                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF SEPTEMBER, 2002

                           ________________________


                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
            (Exact name of Registrant as specified in its Charter)

                       MAXCOM TELECOMMUNICATIONS, INC.
               (Translation of Registrant's name into English)


                           ________________________


                     Guillermo Gonzalez Camarena No. 2000
                     Colonia Centro de Ciudad de Santa Fe
                               Mexico, DF 01210
            (Address of Registrant's principal executive offices)

                           ________________________


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __x__ Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No __x__

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

                                                                       Exhibit 1

For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
investor.relations@maxcom.com                   lucia.domville@citigatedr-ny.com



             MAXCOM TELECOMUNICACIONES ANNOUNCES THE ACQUISITION
                      OF A 2,000 KM FIBER OPTIC BACKBONE


        *  Covering main cities between Mexico City and Laredo TX
        *  Ability to provide service immediately within our target markets
        *  Significant reduction over 2002/2004 budget

Mexico City, Mexico, September, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, announced today the acquisition of two strands in a 2,011 km fiber optic backbone, covering the main cities from Mexico City to Laredo TX, including a border crossing. This backbone was acquired from Bestel, S.A. de C.V. for US$10.9 million.

Fzlvio V. Del Valle, President and Chief Executive Officer of Maxcom mentioned:
"We believe this backbone acquisition is a key element for Maxcom's nationwide expansion and positions us as a significant local telephony player on a national scale, with our own independent network. We at Maxcom are committed to deploy state-of-the-art infrastructure throughout the country and contribute to increase teledensity wherever our services are demanded".

"By achieving one of our main objectives for this year, we also showed the business opportunities and synergies the telecom industry has to offer in our country", said Rene Sagastuy, Chief Operating Officer of Maxcom.



                                    # # #

Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the City of Puebla.

                                  SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            -------------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel


Date: September 25, 2002